Pricing supplement No. 260TT
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-137902
Dated December 21, 2007



# Return Optimization Securities

## Offering Potential Enhanced Returns in a Moderate-Return Environment

**Deutsche Bank AG $4,257,040 Securities linked to the appreciation of the U.S. Dollar relative to the Euro due on or about June 30, 2009**

**Deutsche Bank AG $1,122,000 Securities linked to the appreciation of the U.S. Dollar relative to the Canadian Dollar due on or about June 30, 2009**

## Investment Description

The Return Optimization Securities described herein (the "**ROS**") are securities issued by Deutsche Bank AG with returns linked to the value of one currency (the "**Underlying Currency**") relative to another (the "**Reference Currency**"). The change in that value over the term of the ROS (the "**Performance**") will be used to determine the return on the ROS. If the applicable Performance is positive, at maturity you will receive your initial investment, plus an additional amount equal to three times your investment multiplied by the Performance, up to the applicable maximum gain (the "**Maximum Gain**"). If the applicable Performance is negative, at maturity you will receive your initial investment reduced by that negative Performance. Investing in the ROS is subject to significant risks, including potential loss of your initial investment, limited appreciation at maturity and Deutsche Bank AG's credit risk.

### Features

- ❑ Potential to enhance returns in a moderate-return environment
- ❑ 3x leverage up to the applicable Maximum Gain on the ROS while maintaining 1-to-1 downside exposure at maturity
- ❑ Your choice of two securities to meet your portfolio needs

### Key Dates

| | |
|---|---|
| Trade Date | December 21, 2007 |
| Settlement Date | December 31, 2007 |
| Final Valuation Date[1] | June 25, 2009 |
| Maturity Date[1] | June 30, 2009 |

[1] Subject to postponement in the event of a market disruption event as described below under "Key Risks" and as described under "General Terms of the ROS—Market Disruption Event" in the accompanying product supplement. In the event the Final Valuation Date is postponed due to a market disruption event, the Maturity Date will be the third business day after the Final Valuation Date as postponed.

## Security Offerings

There are two separate offerings of Return Optimization Securities. The ROS in each offering are linked to the Performance of an Underlying Currency relative to a Reference Currency with a specified Maximum Gain. The Maximum Gain for the ROS in each offering and the corresponding maximum payment at maturity are listed below. ***The Performance of the ROS in each offering will depend only on the changes in value of the Underlying Currency and the Reference Currency specific to that offering.***

| Offering | Underlying Currency | Reference Currency | Maximum Gain | Multiplier | Maximum Payment at Maturity per $10 ROS | CUSIP | ISIN |
|---|---|---|---|---|---|---|---|
| ROS Linked to the U.S. Dollar relative to the Euro | USD | Euro | 19.25% | 3x | $11.925 | 25153Q 48 4 | US25153Q4846 |
| ROS Linked to the U.S. Dollar relative to the Canadian Dollar | USD | CAD | 19.00% | 3x | $11.90 | 25153Q 47 6 | US25153Q4762 |

**See "Additional Terms Specific to the ROS" in this pricing supplement. The ROS will have the terms specified in the prospectus dated October 10, 2006, the prospectus supplement dated November 13, 2006, product supplement TT dated November 5, 2007 and this pricing supplement. See "Key Risks" in this pricing supplement and "Risk Factors" in the accompanying product supplement TT for risks related to investing in the ROS.**

**Deutsche Bank AG has filed a registration statement (including the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 and product supplement TT dated November 5, 2007) with the Securities and Exchange Commission, or SEC, for the offerings to which this pricing supplement relates. Before you invest in either ROS offered hereby, you should read these documents and any other documents relating to these offerings that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and these offerings. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001159508. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.**

**You may revoke your offer to purchase ROS at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the ROS prior to their issuance. We will notify you in the event of any changes to the terms of the ROS, and you will be asked to accept such changes in connection with your purchase of any ROS. You may also choose to reject such changes, in which case we may reject your offer to purchase ROS.**

*Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the ROS or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying prospectus, the prospectus supplement and product supplement TT. Any representation to the contrary is a criminal offense. The ROS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.*

| Offering of Securities | Price to Public | Discounts and Commissions(1) | Proceeds to Us |
|---|---|---|---|
| **Return Optimization Securities Linked to the Performance of the U.S. Dollar relative to the Euro** | | | |
| Per Security | $ 10.00 | $ 0.175 | $ 9.825 |
| Total | $4,257,040.00 | $74,498.20 | $4,182,541.80 |
| **Return Optimization Securities Linked to the Performance of the U.S. Dollar relative to the Canadian Dollar** | | | |
| Per Security | $ 10.00 | $ 0.175 | $ 9.825 |
| Total | $1,122,000.00 | $19,635.00 | $1,102,365.00 |

(1) For more detailed information about discounts and commissions, please see "Supplemental Underwriting Information" on the last page of this pricing supplement.

### CALCULATION OF REGISTRATION FEE

| Title of Each Class of Securities Offered | Maximum Aggregate Offering Price | Amount of Registration Fee |
|---|---|---|
| *Notes* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $5,379,040 | $165.14 |

**UBS Financial Services Inc.**                    **Deutsche Bank Securities**

## Additional Terms Specific to the ROS

You should read this pricing supplement, together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which the ROS are a part, and the more detailed information contained in product supplement TT dated November 5, 2007. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Addendum to Product supplement TT dated December 13, 2007:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312507264554/d424b31.pdf
- Product supplement TT dated November 5, 2007:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312507235066/d424b21.pdf
- Prospectus supplement dated November 13, 2006:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm
- Prospectus dated October 10, 2006:
  http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

*References to "Deutsche Bank AG," "we," "our" and "us" refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches. In this pricing supplement, "ROS" refers to each offering of Return Optimization Securities that are offered hereby, unless the context otherwise requires. This pricing supplement, together with the documents listed above, contains the terms of the ROS and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Key Risks" in this pricing supplement and "Risk Factors" in the accompanying product supplement, as the ROS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the ROS.*

## Investor Suitability

**The ROS of one or both offerings may be suitable for you if:**

- You believe that the Performance will be moderately positive — meaning that you believe the Performance will be positive but is unlikely to exceed the Maximum Gain;
- You are willing to make an investment that is exposed to the full potential negative Performance and does not guarantee any return of your initial investment at maturity;
- You do not seek current income from this investment;
- You are willing to accept the risk of fluctuations in currency prices;
- You are willing and able to hold the ROS to maturity; and
- You are willing to invest in securities for which there may be little or no secondary market.

**The ROS of either offering may *not* be suitable for you if:**

- You believe the Performance will be zero or negative;
- You seek an investment that is not exposed to the full potential negative Performance and that guarantees some return of your initial investment amount at maturity;
- You seek an investment that may benefit fully from any positive Performance, without the limitation on returns imposed by the Maximum Gain;
- You are not willing to be exposed to fluctuations in currency prices;
- You seek current income from this investment;
- You are unable or unwilling to hold the ROS to maturity; or
- You seek an investment for which there will be an active secondary market.

## Common Terms for Each Offering of ROS

| | |
|---|---|
| Issuer | Deutsche Bank AG, London Branch (Aa1)[1] |
| Issue Price | $10 per ROS |
| Term | 18 months |
| Payment at Maturity (per $10) | **If the Performance is positive,** the payment at maturity will equal the lesser of:<br>$10 + ($10 x Performance x 3); and<br>$10 + ($10 x Maximum Gain)<br>**If the Performance is zero,** you will receive a cash payment of $10 per $10 security face amount.<br>**If the Performance is negative,** for every 1% (or fraction thereof) of negative Performance, you will lose 1% (or fraction thereof) of your initial investment amount, such that payment at maturity will equal the greater of:<br>zero; and<br>$10 + ($10 x Performance). **In this case, you may lose all or a substantial portion of your initial investment.** |
| Performance | The change in value between the Starting Level and Ending Level as calculated using the Performance Formula applicable to each offering, expressed as a percentage |
| Starting Level | The Spot Rate for the applicable Underlying Currency relative to the applicable Reference Currency for each offering on the Trade Date:<br>EUR USD – 1.4380<br>USD CAD – 0.9936 |
| Ending Level | The Spot Rate for the applicable Underlying Currency relative to the applicable Reference Currency for each offering on the Final Valuation Date |

**The Performance of the ROS in each offering will depend only on the performance of the currencies to which the ROS in such offering are linked and will not depend on the performance of any other currency or ROS.**

## Specific Terms for Each Offering of ROS

| | Performance Formula | Maximum Gain |
|---|---|---|
| ROS Linked to U.S. Dollar relative to the Euro | $\frac{\text{Starting Level} - \text{Ending Level}}{\text{Starting Level}}$ | 19.25% |
| ROS Linked to the U.S. Dollar relative to the Canadian Dollar | $\frac{\text{Ending Level} - \text{Starting Level}}{\text{Ending Level}}$ | 19.00% |

## Determining Payment at Maturity for Each Offering Per $10 ROS



Determine the Performance
Is the product of the Performance and 3 equal to or greater than the Maximum Gain?
Yes
No
Is the Performance positive?
Yes
No


The result of the applicable Performance formula expressed as a percentage

You will receive your initial investment plus a return on your investment equal to the applicable Maximum Gain, calculated as follows:
**$10 + ($10 x Maximum Gain)**

You will receive your initial investment plus a return on your investment equal to the Performance multiplied by 3, calculated as follows:
**$10 + ($10 x Performance x 3)**

You will receive your initial investment reduced by the Performance, calculated as follows:

**$10 + ($10 x Performance). In this scenario, you could lose some or all of your initial investment amount. You will lose 1% (or fraction thereof) of your principal for each percentage point (or fraction thereof) that the Performance is negative.**

## What are the tax consequences of the ROS?

You should review carefully the section in the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences," as supplemented by the accompanying addendum. Although the tax consequences of an investment in the ROS are uncertain, we believe it is reasonable to treat the ROS as prepaid financial contracts for U.S. federal income tax purposes and the rest of this summary assumes that treatment except where otherwise noted. Because of the application of certain rules and regulations relating to foreign currency instruments under Section 988 of the Code, gain or loss on the sale, exchange or retirement of the ROS should be treated as ordinary gain or loss unless you make a valid election pursuant to the applicable Treasury regulations on or before the date on which you acquire your ROS to treat such gain or loss as capital gain or loss. **If a valid election is made before the close of the day on which you acquire your ROS,** your gain or loss on the ROS should be capital gain or loss and, subject to the discussion below concerning Section 1256 of the Code, should be long-term capital gain or loss if at the time of sale, exchange or retirement of the ROS you have held the ROS for more than one year. The deductibility of capital losses is subject to certain limitations.

To make this election, you must, in accordance with detailed procedures set forth in the regulations under Section 988 of the Code, either (a) clearly identify the transaction on your books and records on the date you acquire your ROS as being subject to such an election and file the relevant statement verifying such election with your federal income tax return or (b) otherwise obtain independent verification. You should consult your tax adviser regarding the conditions and procedures for making this election.

It is possible that the ROS might be treated as "foreign currency contracts" within the meaning of Section 1256 of the Code. If Section 1256 were to apply, you would be required to mark your ROS to market at the end of each year (*i.e.*, recognize income as if the ROS had been sold for fair market value). Under this treatment, if applicable, gain or loss recognized on marking to market should be ordinary in character absent a valid election to treat gain or loss on the ROS as capital. If such an election is made, gain or loss recognized on marking to market should be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to the period during which you held your ROS.

[1] Moody's Investors Service Ltd has assigned a rating of Aa1 and Standard & Poor's has assigned a rating of AA to notes, such as the ROS offered hereby, issued by Deutsche Bank AG's Global Notes Program, Series A.

If the Internal Revenue Service (the "**IRS**") were successful in asserting an alternative treatment for the ROS to that discussed above, the timing and/or character of income on the ROS might differ materially and adversely from the treatment described above. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this pricing supplement and the accompanying product supplement.

In addition, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. The notice focuses on whether to require holders of instruments such as the ROS to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these investments; the relevance of factors such as exchange-traded status of the investment and the nature of the underlying property to which it is linked; the degree, if any, to which any income (including any mandated accruals) recognized by non-U.S. holders should be subject to withholding tax; and whether these investments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gains as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, Treasury regulations or other forms of guidance, if any, issued after consideration of these issues could materially and adversely affect the tax consequences of investing in the ROS, possibly on a retroactive basis.

On December 7, 2007, the IRS also released a revenue ruling holding that a financial instrument with some arguable similarity to the ROS is properly treated as a debt instrument denominated in a foreign currency. We believe that the ROS are distinguishable in meaningful respects from the instruments described in the revenue ruling. If, however, the reach of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences of an investment in the ROS for U.S. holders, possibly retroactively.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the ROS.

For a discussion of certain German tax considerations relating to the ROS, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

**Neither we nor UBS Financial Services Inc. provides any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of investing in the ROS (including alternative treatments and the issues presented by the December 7, 2007 notice and ruling), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.**

## Key Risks

An investment in either offering of ROS involves significant risks. Some of the risks that apply to an investment in the ROS offered hereby are summarized below, but we urge you to read the more detailed explanation of risks relating to the ROS generally in the "Risk Factors" section of the accompanying product supplement TT. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in either of the ROS offered hereby.

- **Full market risk** – You may lose some or all of your initial investment. The ROS do not guarantee any return of your initial investment and are fully exposed to any negative Performance. For every 1% (or fraction thereof) of negative Performance, you will lose 1% (or fraction thereof) of your initial investment at maturity.

- **No assurances of moderate-return environment** – While the ROS are structured to provide enhanced returns in a moderate-return environment, we cannot assure you of the economic environment during the term or at maturity of your ROS.

- **Maximum return** – Your appreciation potential is limited to the applicable Maximum Gain even if the applicable Performance multiplied by three would otherwise result in a payment amount greater than the Maximum Gain.

- **Credit of issuer** – An investment in the ROS is subject to the credit risk of Deutsche Bank AG, and the actual and perceived creditworthiness of Deutsche Bank AG may affect the market value of the ROS.

- **No periodic coupon payments** – As a holder of the ROS, you will not receive any periodic coupon payments.

- **ROS not the same as the underlying currency** – Owning the ROS is not the same as owning or selling either applicable Underlying Currency or Reference Currency.

- **Limited liquidity** – The ROS offered hereby will not be listed and there may not be an active secondary trading market.

- **Price prior to maturity** – The market price for the ROS will be influenced by many unpredictable and interrelated factors, including the value of the applicable Underlying Currency relative to the applicable Reference Currency; the expected volatility in the applicable Underlying Currency and the applicable Reference Currency; the time remaining to maturity of the ROS; interest and yield rates in the market generally; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of Deutsche Bank AG.

- **Currency market volatility** – The Performance of the ROS is dependent on the currency markets. Such markets may be volatile and significant changes, including changes in liquidity and price, can occur in such markets within very short periods of time.

- **Legal and regulatory risks** – Currency markets are subject to legal and regulatory risks that may adversely affect the Performance. It is not possible to predict the effect of any future legal or regulatory action relating to either Underlying Currency or either Reference Currency, but any such action could cause unexpected volatility and instability.

- **Impact of fees on secondary market prices** – Generally, the price of the ROS in the secondary market is likely to be lower than $10 per ROS on the issue date, because the issue price includes and the secondary market prices are likely to exclude commissions, hedging costs or other compensation paid with respect to the ROS.

- **Market disruption events may adversely affect return** – The calculation agent may, in its sole discretion, determine that an event has occurred that prevents it from valuing the U.S. Dollar, Euro and/or the Canadian Dollar, or the return on the ROS at maturity, in the manner initially provided for herein. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of the U.S. Dollar, Euro and/or the Canadian Dollar. If the calculation agent, in its sole discretion, determines that any of these events prevents Deutsche Bank AG or its affiliates from determining such value or return in the ordinary manner, the calculation agent will determine such value or return in a commercially reasonable manner and in accordance with general market practice, which may adversely affect the return on your ROS.

- **Potential Deutsche Bank AG impact on price** – Trading or transactions by Deutsche Bank AG or its affiliates in the applicable currencies or in financial instruments related to the applicable currencies may have a material effect on currency prices and consequently may have a negative impact on the value of the ROS.

- **Potential conflict of interest** – Deutsche Bank AG and its affiliates may trade in the applicable currencies or in financial instruments related to the applicable currencies. Deutsche Bank AG and these affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments linked to the applicable currencies, which may present a conflict between the obligations of Deutsche Bank AG and you, as a holder of the ROS. Any of these trading or other activities could potentially affect the Performance and, accordingly, could affect the value of the ROS and the amount, if any, payable to you at maturity.

- **Potentially inconsistent research, opinions or recommendations by Deutsche Bank AG and UBS AG** – Deutsche Bank AG, UBS AG or any of their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the ROS. Any such research, opinions or recommendations would potentially affect the Performance and, accordingly, could affect the value of the ROS and the amount, if any, payable to you at maturity.

- **Uncertain tax treatment** – There is no direct legal authority regarding the proper U.S. federal income tax treatment of the ROS, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the ROS are uncertain and no assurance can be given that the IRS or a court will agree with the treatment described herein. You should review carefully the sections of this pricing supplement and the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences" as well as the accompanying addendum. As discussed in those sections, we believe it is reasonable to treat the ROS as prepaid financial contracts for U.S. federal income tax purposes. If, however, the IRS were successful in asserting an alternative treatment, the tax consequences of ownership and disposition of the ROS might be affected materially and adversely.

In addition, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on a number of issues related to "prepaid forward contracts" and similar instruments, such as the ROS. Any Treasury regulations or other guidance promulgated after consideration of these issues might materially and adversely affect the tax consequences of an investment in the ROS for both U.S. and non-U.S. investors, possibly retroactively.

On December 7, 2007, the IRS also released a revenue ruling holding that a financial instrument with some arguable similarity to the ROS is properly treated as a debt instrument denominated in a foreign currency. We believe that the ROS are distinguishable in meaningful respects from the instruments described in the revenue ruling. If, however, the reach of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences of an investment in the ROS for U.S. holders, possibly retroactively.

Both U.S. and non-U.S. holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the ROS (including alternative treatments and the issues presented by the December 7, 2007 notice and ruling), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

## ROS Linked to the U.S. Dollar relative to the Euro, Maximum Gain of 19.25%

The Spot Rate for the U.S. Dollar relative to the Euro on each date of calculation will be the Euro USD spot exchange rate at 10:00 a.m. New York time, expressed as the amount of U.S. Dollars per one Euro, for settlement in two business days, equal to the published value in U.S. Dollars per one Euro as reported by the Federal Reserve Bank of New York which appears on the Reuters Page "1FED", or any substitute page therefor, at approximately 10:00 a.m. New York time on such date of calculation. If the foregoing rate source is unavailable, or is published in error, the rate source shall be selected by the calculation agent in a commercially reasonable manner and in accordance with general market practice.

*The table below shows historical quarterly information regarding the spot rate for the Euro against the U.S. Dollar, expressed as the amount of U.S. Dollars per one Euro, for the period from January 1, 2002, through December 21, 2007. The following graph illustrates historical performance of the daily spot rate for the Euro, expressed as the amount of U.S. Dollars per one Euro, from October 1, 2002 to December 21, 2007. The EUR USD spot rate on December 21, 2007 was 1.4380. The table and graph are based on values reported by the Federal Reserve Bank of New York, appearing on the Reuters Page "1FED." These historical spot rates should not be taken as an indication of future performance.*

| EUR USD spot rate | High | Low | Period End |
|---|---|---|---|
| **2002** | | | |
| First Quarter | 0.9042 | 0.8595 | 0.8721 |
| Second Quarter | 0.9925 | 0.8762 | 0.9925 |
| Third Quarter | 1.0147 | 0.9676 | 0.9880 |
| Fourth Quarter | 1.0476 | 0.9730 | 1.0476 |
| **2003** | | | |
| First Quarter | 1.1054 | 1.0387 | 1.0912 |
| Second Quarter | 1.1918 | 1.0589 | 1.1454 |
| Third Quarter | 1.1707 | 1.0816 | 1.1707 |
| Fourth Quarter | 1.2623 | 1.1411 | 1.2623 |
| **2004** | | | |
| First Quarter | 1.2871 | 1.2140 | 1.2290 |
| Second Quarter | 1.2371 | 1.1813 | 1.2171 |
| Third Quarter | 1.2456 | 1.1990 | 1.2401 |
| Fourth Quarter | 1.3634 | 1.2252 | 1.3626 |
| **2005** | | | |
| First Quarter | 1.3489 | 1.2746 | 1.3004 |
| Second Quarter | 1.3077 | 1.2042 | 1.2082 |
| Third Quarter | 1.2529 | 1.1908 | 1.2031 |
| Fourth Quarter | 1.2144 | 1.1648 | 1.1801 |
| **2006** | | | |
| First Quarter | 1.2280 | 1.1844 | 1.2102 |
| Second Quarter | 1.2939 | 1.2064 | 1.2768 |
| Third Quarter | 1.2928 | 1.2490 | 1.2658 |
| Fourth Quarter | 1.3342 | 1.2517 | 1.3184 |
| **2007** | | | |
| First Quarter | 1.3360 | 1.2896 | 1.3309 |
| Second Quarter | 1.3669 | 1.3291 | 1.3518 |
| Third Quarter | 1.4200 | 1.3418 | 1.4200 |
| Fourth Quarter (through December 21, 2007) | 1.4872 | 1.4055 | 1.4380 |

**EUR USD Spot Rate**



The EUR USD spot rate on December 21, 2007 was 1.4380.

Past performance is not indicative of future results.

## Scenario Analysis and Examples at Maturity

The following scenario analyses and examples assume a Maximum Gain of 19.25% and a range of Performance from -25% to 25%.



**Example 1** – Using the Performance Formula applicable to this offering, the Performance is 3%. You will receive three times the Performance, or a 9% total return, and the payment at maturity per $10 ROS will be calculated as follows: $10.00 + ($10.00 x (3 x 3%)) = $10.00 + $0.90 = $10.90.

**Example 2** – Using the Performance Formula applicable to this offering, the Performance is 20%. Since three times the Performance of 20% is more than the Maximum Gain of 19.25%, you will receive the Maximum Gain of 19.25%, or $11.925 per $10 ROS.

**Example 3** – Using the Performance Formula applicable to this offering, the Performance is -20%. Your investment will be fully exposed to the decline and your payment at maturity per $10 ROS will be calculated as follows: $10.00 + ($10.00 x -20%) = $10.00 – $2.00 = $8.00.

**ROS Linked to the U.S. Dollar relative to the Canadian Dollar, Maximum Gain of 19.00%**

The Spot Rate for the U.S. Dollar relative to the Canadian Dollar on each date of calculation will be the U.S. Dollar CAD spot exchange rate at 10:00 a.m. New York time, expressed as the amount of Canadian Dollars per one U.S. Dollar, for settlement in one business day, equal to the published value in Canadian Dollars per one U.S. Dollar as reported by the Federal Reserve Bank of New York which appears on the Reuters Page "1FED", or any substitute page therefor, at approximately 10:00 a.m. New York time on such date of calculation. If the foregoing rate source is unavailable, or is published in error, the rate source shall be selected by the calculation agent in a commercially reasonable manner and in accordance with general market practice.

*The table below shows historical quarterly information regarding the spot rate for the U.S. Dollar against the Canadian Dollar, expressed as the amount of Canadian Dollars per one U.S. Dollar, for the period from January 1, 2002, through December 21, 2007. The following graph illustrates the historical performance of the daily spot rate for the Canadian Dollar, expressed as the amount of Canadian Dollars per one U.S. Dollar, from October 1, 2002 to December 21, 2007. The USD CAD spot rate on December 21, 2007 was 0.9936 . The table and graph are based on values reported by the Federal Reserve Bank of New York, appearing on the Reuters Page "1FED." These historical spot rates should not be taken as an indication of future performance.*

| USD CAD spot rate | High | Low | Period End |
|---|---|---|---|
| **2002** | | | |
| First Quarter | 1.6133 | 1.5751 | 1.5948 |
| Second Quarter | 1.5998 | 1.5102 | 1.5106 |
| Third Quarter | 1.5952 | 1.5187 | 1.5767 |
| Fourth Quarter | 1.5947 | 1.5493 | 1.5786 |
| **2003** | | | |
| First Quarter | 1.5774 | 1.4644 | 1.4708 |
| Second Quarter | 1.4918 | 1.3377 | 1.3580 |
| Third Quarter | 1.4153 | 1.3404 | 1.3454 |
| Fourth Quarter | 1.3489 | 1.2911 | 1.2911 |
| **2004** | | | |
| First Quarter | 1.3515 | 1.2704 | 1.3139 |
| Second Quarter | 1.3982 | 1.3075 | 1.3432 |
| Third Quarter | 1.3377 | 1.2693 | 1.2693 |
| Fourth Quarter | 1.2723 | 1.1803 | 1.2006 |
| **2005** | | | |
| First Quarter | 1.2559 | 1.1959 | 1.2104 |
| Second Quarter | 1.2719 | 1.2144 | 1.2252 |
| Third Quarter | 1.2440 | 1.1656 | 1.1656 |
| Fourth Quarter | 1.1967 | 1.1494 | 1.1648 |
| **2006** | | | |
| First Quarter | 1.1748 | 1.1322 | 1.1665 |
| Second Quarter | 1.1753 | 1.0962 | 1.1092 |
| Third Quarter | 1.1439 | 1.1054 | 1.1186 |
| Fourth Quarter | 1.1618 | 1.1164 | 1.1618 |
| **2007** | | | |
| First Quarter | 1.1865 | 1.1536 | 1.1536 |
| Second Quarter | 1.1567 | 1.0577 | 1.0614 |
| Third Quarter | 1.0762 | 0.9966 | 0.9966 |
| Fourth Quarter (through December 21, 2007) | 1.0219 | 0.9146 | 0.9936 |

**USD CAD Spot Rate**



The USD CAD spot rate on December 21, 2007 was 0.9936.

Past performance is not indicative of future results.

## Scenario Analysis and Examples at Maturity

The following scenario analyses and examples assume a Maximum Gain of 19% and a range of Performance from -25% to 25%.



**Example 1** – Using the Performance Formula applicable to this offering, the Performance is 3%. You will receive three times the Performance, or a 9% total return, and the payment at maturity per $10 ROS will be calculated as follows: $10.00 + ($10.00 x (3 x 3%)) = $10.00 + $0.90 = $10.90.

**Example 2** – Using the Performance Formula applicable to this offering, the Performance is 20%. Since three times the Performance of 20% is more than the Maximum Gain of 19.00%, you will receive the Maximum Gain of 19.00%, or $11.90 per $10 ROS.

**Example 3** – Using the Performance Formula applicable to this offering, the Performance is -20%. Your investment will be fully exposed to the decline and your payment at maturity per $10 ROS will be calculated as follows: $10.00 + ($10.00 x -20%) = $10.00 – $2.00 = $8.00.

## Supplemental Plan of Distribution

UBS Financial Services Inc. and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will receive discounts and commissions of, or allow as concessions to other dealers, $0.175 per $10.00 ROS. We have agreed that UBS Financial Services Inc. may sell all or part of the ROS that it purchases from us to its affiliates at the price indicated on the cover of this pricing supplement. See "Underwriting" in the accompanying product supplement.

We expect to deliver the securities against payment for the securities on or about the fifth business day following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade their securities on the Trade Date or the succeeding business day will be required, by virtue of the fact that we expect the securities initially to settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.